

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Donald Young
President and Chief Executive Officer
ASPEN AEROGELS INC
30 Forbes Road, Building B
Northborough, Massachusetts 01532

> **Re: ASPEN AEROGELS INC**
> **Registration Statement on Form S-3**
> **Filed on May 4, 2022**
> **File No. 333-264672**

Dear Mr. Young:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services